UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________________________

FORM 8-A

__________________________

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ASSOCIATED BANC-CORP

(Exact Name of Registrant as Specified in its Charter)

__________________________

Wisconsin	39-1098068
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

433 Main Street, Green Bay, WI	54301
(Address of principal executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

__________________________

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:   Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Associated Banc-Corp, a Wisconsin corporation (the “Company”), in connection with the transfer of the listing of its Common Stock, par value $0.01 per share (the “Common Stock”), from the NASDAQ Global Select Market to the New York Stock Exchange (the “NYSE”).  Upon the commencement of trading of the Common Stock on the NYSE, the Company will voluntarily withdraw the Common Stock from listing on the NASDAQ Global Select Market.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.

Description of Registrant’s Securities to be Registered.

Common Stock

General

Under the Company’s Amended and Restated Articles of Incorporation, as amended, the Company is authorized to issue 250,000,000 shares of Common Stock.  As of November 30, 2014 there were 149,836,117 shares of Common Stock issued and outstanding.

Dividend Rights

Holders of the Common Stock are entitled to receive dividends when, as, and if declared by its board of directors out of the Company’s assets legally available for payment, subject to the rights of holders of the Company’s preferred stock. No share of the Common Stock is entitled to any preferential treatment with respect to dividends.

Voting Rights

Each holder of the Common Stock will be entitled at each shareholders meeting, with regard to each matter to be voted on, to cast one vote, in person or by proxy, for each share of the Common Stock registered in his or her name on the Company’s stock transfer books. Subject to the rights, if any, of the holders of any series of preferred stock under their respective certificates of designations and applicable law, all voting rights are vested in the holders of shares of the Common Stock. Voting rights are not cumulative, which means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares will not be able to elect any directors.

Rights Upon Liquidation

Subject to the rights of holders of any of the Company’s preferred stock which may be issued from time to time, in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of the Common Stock will be entitled to receive all of the Company’s assets remaining for distribution to its shareholders, on a pro rata basis.

Other Rights

Holders of the Common Stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to the Common Stock.

Anti-takeover Provisions of Wisconsin Business Corporation Law

Business Combination Statute

The Company is subject to Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law (“WBCL”), which prohibit a Wisconsin corporation from engaging in a “business combination” with an interested shareholder for a period of three years following the date such person became an interested shareholder, unless before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in such person becoming an interested shareholder.

The Company may engage in a business combination with an interested shareholder after the expiration of the three-year period with respect to such shareholder only if one or more of the following is satisfied:

•

the Company’s board of directors approved the acquisition of stock before such shareholder’s acquisition date;

•

the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such shareholder; or

•

the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

In general, Sections 180.1140 to 180.1144 define business combinations between a “resident domestic corporation” and an “interested shareholder” to include the following:

•

a merger or share exchange with an interested shareholder or a corporation that is, or after the merger or share exchange would be, an affiliate or associate of an interested shareholder;

•

a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets to or with an interested shareholder or affiliate or associate of an interested shareholder equal to 5% or more of the aggregate market value of the assets or outstanding stock of the resident domestic corporation or 10% of its earning power or income;

•

the issuance or transfer of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•

the adoption of a plan of liquidation or dissolution; and

•

certain other transactions involving an interested shareholder.

Section 180.1140(8)(a) defines an “interested shareholder” as a person who beneficially owns, directly or indirectly, at least 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then-outstanding voting stock within the last three years.

Section 180.1140(9)(a) defines a “resident domestic corporation” as a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following: (i) its principal offices are located in Wisconsin, (ii) it has significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its shares are residents of Wisconsin or (iv) more than 10% of its shares are held of record by residents in Wisconsin.  The Company is a resident domestic corporation for purposes of these statutory provisions.

Fair Price Statute

Sections 180.1130 to 180.1133 of the WBCL provide that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” and a resident domestic corporation require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula.  A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years.  Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is a party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following standards have been met:

•

the aggregate value of the per share consideration is equal to the highest of:

o

the highest per share price paid for any shares of the same class of Common Stock of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

o

the market value per share of the same class of the corporation’s Common Stock on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

o

the highest preferential amount per share of the same class of Common Stock in a liquidation or dissolution to which holders of the shares would be entitled; and

•

either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Control Share Voting Restrictions

Pursuant to Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together, including shares issuable upon conversion of convertible securities or upon exercise of options or Warrants, in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares.  The Company is governed by the provisions of this section because neither the Company’s Amended and Restated Articles of Incorporation, as amended, nor any resolution adopted by the Company’s board of directors, provides or specifies otherwise.

Defensive Action Restrictions

Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before such corporation can take certain actions while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded.  This statute requires shareholder approval for the corporation to do either of the following: (i) acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities that may be converted into voting shares; or (ii) sell or option assets of the corporation that amount to 10% or more of the market value of the resident domestic corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the resident domestic corporation.  The Company has more than three independent directors.

Constituency or Stakeholder Provision

Pursuant to Section 180.0827 of the WBCL, in discharging his or her duties to us and in determining what he or she believes to be in the Company’s best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the Company operates and any other factors that the director or officer considers pertinent.

Item 2.

Exhibits.

Exhibit Number	Exhibit
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company’s quarterly report on Form 10-Q filed May 8, 2006).
3.2

Articles of Amendment to the Amended and Restated Articles of Incorporation of Associated Banc-Corp with respect to its 8.00% Perpetual Preferred Stock, Series B, dated September 12, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on September 15, 2011).

3.3

Articles of Amendment to the Amended and Restated Articles of Incorporation of Associated Banc-Corp regarding the rights and preferences of preferred stock, effective April 25, 2012 (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 25, 2012).

3.4	Amended and Restated Bylaws (incorporated by reference to the Company’s quarterly report on Form 10-Q filed on November 1, 2013).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4(A) of the Company’s Registration Statement on Form S-3 filed on April 25, 2001).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 10, 2014

ASSOCIATED BANC-CORP

By:

/s/ Randall J. Erickson

Randall J. Erickson

Executive Vice President, General Counsel and
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company’s quarterly report on Form 10-Q filed May 8, 2006).
3.2

Articles of Amendment to the Amended and Restated Articles of Incorporation of Associated Banc-Corp with respect to its 8.00% Perpetual Preferred Stock, Series B, dated September 12, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on September 15, 2011).

3.3

Articles of Amendment to the Amended and Restated Articles of Incorporation of Associated Banc-Corp regarding the rights and preferences of preferred stock, effective April 25, 2012 (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 25, 2012).

3.4	Amended and Restated Bylaws (incorporated by reference to the Company’s quarterly report on Form 10-Q filed on November 1, 2013).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4(A) of the Company’s Registration Statement on Form S-3 filed on April 25, 2001).